ACETO CORPORATION

4 Tri Harbor Court

Port Washington, New York 11050

January 19, 2016

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aceto Corporation
Form 10-K for the year ended June 30, 2015
Filed September 11, 2015
Commission File No. 0-04217

Dear Ms. Jenkins:

This letter is submitted on behalf of Aceto Corporation (the “Registrant” or the “Company”) in connection with the Staff’s comment letter dated December 23, 2015 to Douglas Roth, the chief financial officer of the Registrant. As a result of prior correspondence with our outside counsel, the comment letter response deadline previously was extended until January 25, 2016.

The Staff’s comments have been retyped in italics below, and are followed by responses as authorized by the Registrant. All page references are to the documents as filed by the Registrant with the Commission.

10-K for the Fiscal Year Ended June 30, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, Page 27

Fiscal Year Ended June 30, 2015 Compared to Fiscal Year Ended June 30, 2014, page 27

Comment 1: To the extent changes in various line items reflected in your statement of income are due to more than one factor, please revise future filings to separately quantify and disclose the impact of each material factor on your results of operations. For example, on page 28 you indicate that net sales for the Human Health segment increased by $65,046 for the year ended June 30, 2015 largely driven by an increase in sales of Rising Products due to the PACK acquisition as well as new generic product launches during the past two years and price increases in certain products. Please provide us your proposed disclosure revisions to the net sales and gross profit sections of your discussion and analysis for the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. Refer to item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Registrant’s Response: The Registrant acknowledges the Staff’s comment and will revise future filings to separately quantify and disclose the impact of each material factor on net sales and gross profit. As requested, we have set forth below revised language, with respect to the section noted by the Staff, demonstrating how Aceto will address the Staff’s comment in future filings.

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Human Health

Products that fall within the Human Health segment include finished dosage form generic drugs and nutraceutical products. Net sales for the Human Health segment increased by $65,046 for the year ended June 30, 2015, to $225,263, which represents a 40.6% increase over net sales of $160,217 for the prior year, largely driven by an increase in sales of Rising products of $80,919 due to the PACK acquisition, which resulted in an increase in sales of $62,823. On April 30, 2014, Rising acquired 100% of the issued and outstanding membership interests of PACK, which is included in our Human Health segment. Sales of Rising products during the year ended June 30, 2015 also increased $11,509 due to new generic product launches during the past two years and $11,071 as a result of price increases on certain products. In addition, net sales were favorably impacted by $9,498 related to a change in estimate for product returns due to the most recent returns experience. This increase was offset by a $15,873 decline in sales of nutritional products, sold both domestically and abroad due to soft reorders resulting from high customer inventory levels, as well as increased competition. Our nutritional business also saw a decline of $2,264 in royalty income for the year ended June 30, 2015 on the sale of certain proprietary ingredients.

Pharmaceutical Ingredients

Net sales for the Pharmaceutical Ingredients segment decreased by $27,129 for the year ended June 30, 2015, to $149,296, which represents a 15.4% decrease from net sales of $176,425 for the prior year. The primary reason for the decrease is due to a decline of $18,653 in sales of domestic APIs due a drop in reorders of three existing products, including large reorders of a customer-launched API that occurred in the first and second quarters of fiscal 2014. Although we had two small orders for this product in fiscal 2015, the customer’s market success will ultimately dictate our on-going success with respect to this product; therefore we do not expect to see the same volume of business as we did in fiscal 2014 for this product. International sales of pharmaceutical ingredient products declined by $8,476 primarily due to an unfavorable impact from the strong U.S. dollar compared to the Euro. Of our three business segments, the Pharmaceutical Ingredients business has the largest proportion of its business in the Euro zone.

Performance Chemicals

Net sales for the Performance Chemicals segment remained relatively flat at $172,392 for the year ended June 30, 2015, representing a decrease of $1,145 or 0.7%, from net sales of $173,537 for the prior year.

Gross Profit

Gross profit increased $20,731 or 18.1% to $135,434 (24.8% of net sales) for the year ended June 30, 2015, as compared to $114,703 (22.5% of net sales) for the prior year.

Human Health

Human Health segment’s gross profit of $75,749 for the year ended June 30, 2015 increased $27,253, or 56.2%, over the prior year. The gross margin of 33.6% was higher than the prior year’s gross margin of 30.3%. The increase in gross profit and gross margin in the Human Health segment relates primarily to the acquisition of PACK, which occurred on April 30, 2014, and which resulted in additional gross profit of $23,229. In addition, the increase in gross profit and gross margin in the Human Health segment reflects a sales volume increase related to product launches that occurred in the past two years, which accounted for $1,665 of the increase in gross profit, and price increases on certain products in this segment, which yielded additional gross profit of $8,847. In addition, gross profit was favorably impacted by $3,497 related to a change in estimate for product returns due to the most recent returns experience. These increases were offset by a decline of $1,642 in gross profit on nutritional products attributable to the related sales volume decrease, as well as a $2,264 drop in royalty income. In addition, wholesalers and retail drug chains have undergone significant consolidation; we believe that gross margin in our generic business has been adversely affected by this consolidation in the industry.

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Pharmaceutical Ingredients

Gross profit for the year ended June 30, 2015 for the Pharmaceutical Ingredients business decreased by $9,932 or 27.1% over the prior year. The gross margin of 17.9% was also lower than the prior year’s gross margin of 20.8%. The decrease in both gross profit and gross margin is predominantly the result of the decline in the sales volume of reorders of a certain API which typically yields a significantly higher gross margin.

Performance Chemicals

Gross profit for the Performance Chemicals segment increased to $33,002 for the year ended June 30, 2015, versus $29,592 for the prior year, an increase of $3,410, or 11.5%. The gross margin at 19.1% for the year ended June 30, 2015 was also higher than the prior year’s gross margin of 17.1%. The increase in gross profit and gross margin is primarily due to increased sales volume of agricultural, dye, pigment and miscellaneous intermediates, as well as a favorable product mix on these specialty chemical items, which together increased gross profit by $1,136. In addition, the rise in gross profit and gross margin also reflects a $1,146 increase in gross profit on a fungicide used to prevent disease on pecan crops, which is sold by our agricultural protection products business.

Comment 2: Please also disclose in future filings the business reasons for material changes between periods in the income before taxes (presented as Note 19 of your financial statements) for each of your three segments, as well as the amounts shown in the Unallocated Corporate column. In circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us your proposed disclosure revisions to your discussion and analysis for the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014.

Registrant’s Response: The impact on income before income taxes, by segment, is primarily driven by sales and gross profit by segment, which has been discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in the Form 10-K for the year ended June 30, 2015. In addition, the business reasons for changes between years in each segment’s income before income taxes is effected by the variance in selling, general and administrative expenses (“SG&A”) and other income (expense). The business reasons for changes between periods in both SG&A and other income (expense) are discussed in MD&A on a consolidated basis in the Form 10-K. The Chief Operating Decision Maker (“CODM”) evaluates performance of the segments based on net sales, gross profit and income before taxes. The CODM does not typically evaluate SG&A at the segment level, unless there was a material change between periods. Therefore, we do not believe that it would be meaningful to the readers to discuss SG&A and other income (expense) at the segment level, as well as unallocated corporate line item. Unallocated corporate amounts are deemed by the Company as administrative, oversight costs, not managed by the segment managers. The Company notes the Staff’s comment and will expand its disclosure in future filings as appropriate, to discuss the business reasons for changes between periods in each segment’s income before income taxes, as well as changes in the unallocated corporate line item, to the extent these changes would be meaningful to the readers. In addition, we will expand our SG&A discussion in our MD&A by segment, to the extent that SG&A developments or trends materially impact our segment analysis.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 55

Comment 3: On page 25, you discuss collaborative arrangements with pharmaceutical companies and royalty agreements, which may represent collaborative arrangements under ASC 808-10. These arrangements appear to be material and increasing. In future filings, please disclose in the footnotes to your financial statements each of the following:

•	Information about the nature and purpose of each type of collaborative arrangement,

•	Your rights and obligations under each type of collaborative arrangement,

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•	Your accounting policy for the sales and costs associated with each type of collaborative arrangement, including whether they are presented on a gross basis, with the amounts earned by the pharmaceutical companies in each period reflected in your cost of sales,

•	The income statement classification and amounts attributable to each type of collaborative arrangement for each period presented and

•	Separately disclose the information for any individually significant collaboration arrangements.

Please provide us your proposed disclosures. Refer to the guidance in ASC 808-10-50.

Registrant’s Response: The Registrant acknowledges the Staff’s comment and will revise future filings to provide the disclosures required by ASC 808-10-50. As requested, we have set forth below revised language, with respect to the section noted by the Staff, demonstrating how Aceto will address the Staff’s comment in future filings:

Partnered Products

The Company has various products that are subject to collaborative arrangements with certain pharmaceutical companies. The nature and purpose of these arrangements is for the Company to act as a distributor of finished dose product to its customers.  Under these agreements, the Company maintains distribution rights of specific drugs within the U.S. marketplace.  Generally, the distribution rights are exclusive rights in the territory.  In certain arrangements, Aceto is required to maintain service level minimums including, but not limited to, market share and purchase levels, in order to preserve the exclusive rights.  The Company’s accounting policy surrounding these collaborative arrangements calls for the Company to present the sales and associated costs on a gross basis, with the amounts of the shared profits earned by the pharmaceutical companies on sales of these products, included in cost of sales. The shared profits are settled on a quarterly basis. For each of the fiscal years 2015, 2014 and 2013, there was approximately $51,352, $26,972 and $22,769 respectively, of shared profits included in cost of sales, related to these collaborative arrangements.

Note 6: Goodwill and Other Intangible Assets, page 65

Comment 4: Please disclose in future filings a rollforward of the changes in your goodwill allocated to each reportable segment. Please provide us your proposed disclosures. Refer to ASC 350-20-50-1.

Registrant’s Response: The Registrant acknowledges the Staff’s comment and will revise future filings to provide the disclosures required by ASC 350-20-50-1. As requested, we have set forth below revised language, with respect to the section noted by the Staff, demonstrating how Aceto will address the Staff’s comment in future filings:

As of June 30, 2015 and June 30, 2014, there was goodwill of $67,870 and $66,516, respectively.

Changes in the Company's goodwill during 2015 and 2014 are as follows:

	Human Health Segment	Pharmaceutical Ingredients Segment	Performance Chemicals Segment	Total Goodwill

Balance as of June 30, 2013	$31,739	$1,787	$-	$33,526
Acquisitions	32,722	-	222	32,944
Changes in foreign currency exchange rates	-	45	1	46
Balance as of June 30, 2014	64,461	1,832	223	66,516
Measurement period adjustments	1,578	-	-	1,578
Changes in foreign currency exchange rates	-	(182)	(42)	(224)
Balance as of June 30, 2015	$66,039	$1,650	$181	$67,870

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Schedule II, page 82

Comment 5: On pages 57 and 66, you discuss a reserve for price concessions. On page 81, you discuss an estimate for product returns. In future filings, please include the Schedule II disclosures required by Rules 5-04 and 12-09 of Regulation S-X for each of these accounts in either Schedule II or in the footnotes to your financial statements. In doing so, please also quantify and describe the nature and reason(s) for each type of deduction made from each account. Please provide us your proposed disclosures.

Registrant’s Response: The Registrant acknowledges the Staff’s comment and will revise future filings to provide the disclosures required by Rules 5-04 and 12-09 of Regulation S-X. As requested, we have set forth below revised language, with respect to the section noted by the Staff, demonstrating how Aceto will address the Staff’s comment in future filings through footnote disclosure, as well as expansion of our accounting policies disclosures, where appropriate for these estimates:

The Company has arrangements with various third parties, such as drug store chains and managed care organizations, establishing prices for its finished dosage form generics. While these arrangements are made between Aceto and its customers, the customers independently select a wholesaler from which they purchase the products. Alternatively, certain wholesalers may enter into agreements with the customers, with the Company’s concurrence, which establishes the pricing for certain products which the wholesalers provide. Under either arrangement, Aceto will issue a credit (referred to as a “chargeback”) to the wholesaler for the difference between the invoice price to the wholesaler and the customer’s contract price. The provision for chargebacks varies in relation to changes in product mix, pricing and the level of inventory at the wholesalers and therefore will not necessarily fluctuate in proportion to an increase or decrease in sales. In addition, upon each sale of finished dosage form generics, estimates of rebates, returns, government reimbursed rebates, sales discounts and other adjustments are made. These estimates, including chargebacks, are recorded as reductions to gross revenues, with corresponding adjustments either as a reduction of accounts receivable or as a liability for price concessions. Management has the experience and access to relevant information that it believes is necessary to reasonably estimate the amounts of such deductions from gross revenues. These deductions are primarily estimated based on historical experience, future expectations, contractual arrangements with wholesalers and indirect customers, and other factors known to management at the time of accrual. The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates.

The following table summarizes activity in the consolidated balance sheet for contra assets and liability for price concessions for the years ended June 30, 2015, 2014 and 2013:

	Accruals for Chargebacks, Returns and Other Allowances
			Government	Other	Sales
	Chargebacks	Returns	Reimbursed Rebates	Rebates	Discounts
Balance at June 30, 2012	$1,109	$4,155	$398	$1,080	$-
Charged to costs and expenses	29,639	6,739	1,211	11,975	2,338
Credits taken against reserve	(27,741)	(2,802)	(1,107)	(11,510)	(2,338)
Balance at June 30, 2013	$3,007	$8,092	$502	$1,545	$-
Charged to costs and expenses	60,469	17,312	2,503	20,811	4,339
Credits taken against reserve	(52,490)	(5,155)	(2,000)	(18,726)	(3,649)
Balance at June 30, 2014	$10,986	$20,249	$1,005	$3,630	$690
Charged to costs and expenses	208,965	21,403	4,259	36,923	9,381
Credits taken against reserve	(187,784)	(10,960)	(4,326)	(36,218)	(7,389)
Balance at June 30, 2015	$32,167	$30,692	$938	$4,335	$2,682

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The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing referenced herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing referenced herein; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should the Staff have questions or comments regarding this letter, please feel free to contact the undersigned at 516-478-9540 or our general counsel Steven Rogers at 516-478-9514.

Very truly yours,

ACETO CORPORATION

By:	/s/ Douglas Roth
Douglas Roth
Chief Financial Officer

Ms. Linda Cvrkel

Mr. Rufus Decker

Steven Rogers, Esq.

Steven E. Siesser, Esq.

Peter H. Ehrenberg, Esq.

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